                                                               Exhibit 99(a)(14)

For Immediate Release
August 15, 1997


Cincinnati, Ohio -- Frisch's Restaurants, Inc. (American Stock Exchange: FRS) is pleased to announce that the Company purchased 1,142,966 shares of its common stock from its shareholders at a purchase price of $15.00 per share in accordance with the terms of its "Dutch Auction" tender offer. The tender offer expired on Friday, August 8, 1997 at 12:00 Midnight, Eastern Daylight Savings time.

         In the tender offer which commenced on July 14, 1997, the Company had offered to purchase for cash up to 1,000,000 shares of its common stock at a purchase price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash. As permitted by the terms of the offer, the Company increased the number of shares purchased by 142,966 shares. Since 1,212,479 shares were tendered at $15.00 per share, there was proration (including adjustments to avoid purchases of fractional shares) among the shareholders who tendered at that price.

         All shares tendered and not purchased will be returned to shareholders by the depositary, Continental Stock Transfer & Trust Company.

         Prior to the purchase of shares pursuant to the tender offer, the Company had 7,148,334 shares of common stock outstanding. Following the purchase of shares pursuant to the tender offer, the Company will have 6,005,368 shares of common stock outstanding.

         Frisch's Restaurants, Inc., headquartered in Cincinnati, Ohio, operates and licenses family restaurants, some with drive-thru service, under the name Frisch's Big Boy. Additionally, the Company operates two Quality Hotels with restaurants in metropolitan Cincinnati.


Company Contact:              Donald H. Walker
                              Vice President-Finance and Chief Financial Officer
                              513-559-5202